All figures in U.S. Dollars

TAHOE RESOURCES ANNOUNCES UPDATED NI 43-101 RESOURCE
50% Growth in Indicated Resource Fuels PEA for Expansion

VANCOUVER, B.C. (May 7, 2012) – Tahoe Resources Inc. (TSX: THO) is pleased to announce the completion of a new National Instrument (NI) 43-101 compliant resource estimate and an independent Preliminary Economic Assessment (PEA) for its 100% owned Escobal project in southeastern Guatemala. The PEA describes production expansion scenarios from the current 3,500 tonne per day (tpd) scenario to 4,500 and 5,500 tpd underground mine plans which are anticipated to produce metals concentrates with very high silver content.

Highlights

  50% increase in Indicated silver resource to 367.5 million ounces (Moz) at an average grade of 422 grams per tonne (g/t). Indicated silver grade falls 16% to 422 g/t, reflecting the growth of the Indicated segment of the resource. A total of 91% of all resource silver ounces is now in the Indicated category.
  The Inferred silver resource amounts to 36.7 Moz at 254 g/t average grade.
  In addition to increased throughput, the mine life grows from 18 to 19 years.
  The 3,500 tpd capital expenditure (capex) estimate remains at $326.6 million.
  Capex for expansion: It is estimated that $46 million will be required to expand the operation to 4,500 tpd by 2017 and that an additional $33 million will be required to expand to 5,500 tpd by 2020. All capex is expected to be financed by our current cash balance and projected future cash flow.
  Incremental after-tax IRR for the 4,500 tpd and 5,500 tpd expansions is estimated to be 37% and 45%, respectively, at a silver price of $25.00 per ounce.
  After-tax NAV of the Escobal project is estimated to increase by 7% to $2.99 billion.

“We are very pleased to see the projected NAV growth for the project. This comes from the larger resource and project expansions, offset by higher tax and royalty rates established in Guatemala this year, plus the impacts of increased benchmark smelting terms associated with higher silver prices,” said Tahoe President and Chief Executive Officer Kevin McArthur. “Escobal is quickly becoming one of the top silver projects in the world. With estimated production of over 20 million ounces of silver per year for over ten years and estimated total cash costs of less than $5.00 per silver ounce, Tahoe will be a leader in silver when we begin production, expected early in 2014. We estimate that we have sufficient cash to fully finance the project, which is currently on-budget and on-track to meet our proposed mill commissioning in the second half of 2013.”

Updated Mineral Resource Estimate
The Escobal vein has been drilled along a strike length of approximately 2,200 metres and a vertical extent of 1,000 metres. The resource estimate was updated by Mine Development Associates (MDA) incorporating data from approximately 23,000 samples from 350 diamond drill holes totaling 121,639 metres.

The mineral resource estimate for the Escobal deposit contains 367.5 million ounces of silver in the Indicated category representing a 50% increase in Indicated silver ounces relative to the November 2010 resource estimate, and 36.7 million ounces of silver classified as Inferred, with significant amounts of gold, lead and zinc reported in both resource categories. What follows is a summary of the Indicated and Inferred resources, using a cut-off grade of 150 g/t silver equivalent:

Classification	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
	(M)	(g/t)	(g/t)	(%)	(%)	(M oz)	(k oz)	(k t)	(k t)
Indicated Resource	27.1	422	0.43	0.71	1.28	367.5	373	192	347
Inferred Resource	4.6	254	0.59	0.34	0.66	36.7	85	15	30
Notes: Average grades indicated. Effective date of the resource estimate is January 23, 2012.

MDA modeled and estimated the Escobal deposit resources by refining the geologic model, evaluating the drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed (ID3). In addition, they carried out verification procedures of the data going into the model.

The silver equivalent Indicated resources total 429.7 Moz at an average grade of 493 g/t and silver equivalent Inferred resources totaled 44.7 Moz at an average grade of 309 g/t. Calculation of silver equivalent is based on $25 per ounce silver, $1,300 per ounce gold, $0.95 per pound lead, and $0.90 per pound zinc.

Preliminary Economic Assessment
Mining & Processing
The Escobal project is based on an underground mine utilizing low-cost development and production methods, a processing plant employing crushing, grinding and differential flotation to produce lead and zinc concentrates, and a dry-stack tailings facility. Initial production, estimated to begin in 2014 at 3,500 tpd and ramped up to 4,500 tpd over the first three years of production, provides an economic benefit over the 3,500 tpd project defined in the November 2010 PEA. Analysis in the new PEA demonstrates that expansion of the processing facility to 5,500 tpd by 2020 provides additional economic benefit. The PEA concludes that expansion above the 4,500 tpd rate would benefit from ongoing exploration to further define appropriate capacity increases. The May 7, 2012 PEA describes the economic analysis of the two expansion cases.

The mine is being developed via two primary declines for the transportation of personnel, equipment, and materials, as well as transport of the mined resources to the surface for processing. Additional primary development will include two ventilation shafts and drifts connecting the primary declines. The primary declines will also serve as platforms for exploration and definition drilling.

It is estimated that over the life of the mine a total of 29.8 million tonnes at average grades of 383 g/t silver, 0.38 g/t gold, 0.62% lead, and 1.10% zinc, will be delivered to the mill for processing. This includes estimated dilution of 4.7 million tonnes at an average grade of 71 g/t silver, 0.12 g/t gold, 0.10% lead, and 0.22% zinc. A mine wide cut-off value of 150 g/t equivalent silver has been determined as optimal for the operation and approximately 95% of the resource above this cut-off is planned for extraction in the mine plan.

Mineral processing will use differential flotation to produce lead and zinc concentrates for sale to third-party smelters. Test work completed to date on the sulfide resources demonstrates recoveries of 87% for silver, 75% for gold, 83% for lead, and 83% for zinc, with the majority of precious metals reporting to the lead concentrate. Based on current test results, the lead concentrates are expected to contain very high levels of silver, between 15,000 and 30,000 grams per concentrate tonne, with very little in the way of penalty elements. Concentrates will be bagged and delivered to port in sea containers.

Average total cash cost is expected to be less than $5.00 per silver ounce over the mine life, net of gold and base metal by-product credits.

Capital Costs
Capital costs for the Escobal project include all project costs commencing January 1, 2011. The project capital costs were compiled by M3 Engineering & Technology Corporation of Tucson, Arizona (M3). The initial estimated capital costs are summarized as follows:

Description	3,500 tpd	4,500 tpd	5,500 tpd
Underground Development	$32.5	$40.9	$41.1
Mine Equipment & Underground Infrastructure	$48.6	$68.3	$68.6
Process Plant & Tailings Facility	$99.4	$102.8	$120.0
General Site Facilities	$28.8	$28.8	$28.8
Power	$11.8	$19.8	$22.8
Water	$8.3	$8.3	$8.3
Freight/Duties/Utilities/Commissioning	$26.8	$29.0	$33.1
Subtotal	$256.2	$297.9	$322.7
Contingency	$22.1	$24.4	$28.5
Owners Cost & EPCM	$48.3	$50.5	$54.3
Total Capex	$326.6	$372.8	$405.5

Additional capital requirements to expand the facilities above the 3,500 tpd rate include costs for the underground equipment and development required to access and extract the additional resources, additional flotation and other mill equipment, including an additional ball mill for production rates above 4,500 tpd, and power generation equipment and installation for the expansion cases. Sustaining capital over the remainder of the mine-life is estimated at $187.2 million for the 3,500 tpd case, $148.3 million for the 4,500 tpd case and $149.2 million for the 5,500 tpd case, including sustaining development of the additional resources.

Operating Costs
M3, working closely with Tahoe management personnel, compiled the operating cost estimates. Operating cost estimates per tonne of ore processed are included in the PEA as follows:

	Nov 2010
	3,500 tpd	4,500 tpd	5,500tpd
Mining	$27.99	$29.03	$27.22
Processing	$19.63	$19.54	$20.16
Site G&A	$6.72	$6.67	$6.87
Total Operating Costs	$54.34	$55.24	$54.25

Concentrate Treatment & Freight	$17.06	$23.96	$23.96
Royalties	$3.56	$13.02	$13.00
Taxes	$11.86	$20.25	$20.18

Concentrate treatment cost estimates per dry straight tonne of concentrate are included in the PEA as follows:

	Nov 2010
	3,500 tpd	4,500 tpd	5,500 tpd
Concentrate Shipping	$100.00	$100.00	$100.00
Zinc concentrate treatment charges	$275.00	$191.00	$191.00
Lead concentrate treatment charges	$220.00	$300.00	$300.00

Refining charges on precious metal only apply to lead concentrates. Estimated lead concentrate refining charges per troy ounce contained in the concentrate are included in the PEA as follows:

	Nov 2010
	3,500 tpd	4,500 tpd	5,500 tpd
Silver refining charges	$0.50	$1.50	$1.50
Gold refining charges	$8.00	$8.00	$8.00

Taxes and Royalties
In the first quarter of 2012, the new administration in Guatemalan and the Mining Industry Association agreed to general terms of a royalty agreement resulting in the industry voluntarily paying higher royalties on mineral production. Based on this agreement, royalties will increase from 1% to 4% of net revenues on precious metals and 3% on base metals. Royalties will be shared equally between the federal and local governments. The impact of this royalty increase has been included in the May 7, 2012 PEA.

The Guatemalan legislature passed new tax legislation which will take effect in 2013. The new legislation will change the current standard income tax on gross revenues from 5% to 7%. Alternatively, the company may elect to pay income taxes amounting to 25% of net income. It is expected that limitations on allowable deductions will lead to the 7% gross revenue alternative which has been included in the May 7, 2012 PEA.

Project Status and Timeline
Development of the underground mine began in May 2011, following receipt of government approvals. A total of 1,475 meters of underground development has been excavated as of March 31, 2012. Development of the process plant and surface support facilities/infrastructure commenced following government approval of the project EIS in October 2011. Committed costs for the project as of March 31, 2012 totaled $166 million of which $104 million (capitalized and expensed) has been spent through March 31, 2012. The project is on budget and schedule to commence mill commissioning in the second half of 2013 and to reach commercial production in early 2014. Application for the exploitation permit, required for production from Escobal, has been made and all necessary requirements for approval have been met. The permit is expected to be received in the first half of 2012. The Company is actively pursuing the recommendations included in the May 2012 PEA and is continuing Escobal project development for the 4,500 tpd case.

About Tahoe Resources
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is listed on the TSX (THO) and NYSE (TAHO) and is a member of the S&P/TSX Composite and TSX Global Mining indices. Tahoe filed a PEA for the Escobal project on SEDAR in November 2010, which described a proposed 3,500 tpd operation. A PEA for expansion of the operation to 4,500 and 5,500 tpd, as described in this news release is available on SEDAR. Additional information is available on Tahoe’s website: www.tahoeresourcesinc.com.

PEA Contributors
The Escobal PEA was conducted by M3 under the supervision of Conrad Huss, P.E., Daniel Roth, P.E., and Thomas L. Drielick, P.E. The updated resource estimate was completed by Mine Development Associates of Reno, Nevada under the supervision of Paul Tietz, C.P.G. Huss, Roth, Drielick and Tietz are Qualified Persons as defined by NI 43-101 and are independent of Tahoe Resources Inc. as defined in Section 1.5 of NI 43-101. Mr. Tietz verified the mineral resource data herein by conducting a site visit, which included verifying drill locations and survey data, reviewing sample handling, data collection procedures, and independent verification sampling; completing a full audit of the assay database and review of the QA/QC data; and analyzing core recovery and its relationship to metal grades.

Metallurgical testing was performed at FLSmidth-Dawson Metallurgical Laboratories in Salt Lake City, Utah. Pakalnis & Associates of Vancouver, BC conducted the geotechnical analysis. Consultoria y Tecnologia Ambiental, S.A. of Guatemala City performed the environmental baseline work.

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Qualified Person Statement
This news release has been reviewed by Conrad Huss, P.E, of M3, a Qualified Person as defined by NI 43-101.

Cautionary Note
The PEA for the Escobal project is preliminary in nature, in that it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. The basis for the PEA is the Indicated mineral resources and Inferred mineral resources, which have an effective date of January 23, 2012. There is no prefeasibility or feasibility study in regards to the Escobal project.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to Tahoe’s strategy to develop the Escobal project and for positioning the company as a whole. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807